August 9, 2019

John Kollins
President and Chief Executive Officer
Satsuma Pharmaceuticals, Inc.
400 Oyster Point Boulevard, Suite 221
South San Francisco, CA 94080

       Re: Satsuma Pharmaceuticals, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 2, 2019
           CIK No. 0001692830

Dear Mr. Kollins:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 2, 2019

Prospectus Summary
Overview, page 1

1. We note your revised disclosure in response to prior comment 3 and your graphs on pages
       96 and 99. Regarding the comparisons made in the first bullet point on page 2, please tell us whether the liquid nasal form is the only FDA approved dosage form that demonstrated lower exposure levels as compared to STS101. If it is the only one, then please identify it in your disclosure. Also, tell us whether the term "exposure levels" references measurements at multiple points in time following administration and what "range" or
       "ranges" demonstrated efficacy in other forms. With reference to prior comment 5, please
 John Kollins
Satsuma Pharmaceuticals, Inc.
August 9, 2019
Page 2
         also tell us why the final clause appears to compare "exposure levels" to "peak concentration levels."
Risk Factors
Our success depends on our ability to protect our intellectual property..., page 33

2. We note your revised disclosure in response to our prior comment 17; however, your disclosure at the bottom of page 33 continues to indicate that all of your patent portfolio is
         "solely owned." Accordingly, please revise the risk factor to reflect that all of your issued
         US and foreign patents relating to STS101 are licensed from SNBL. Business
Overview, page 85

3. We note your revised disclosure on page 86 in response to prior comment 10. Please revise to discuss and quantify the rapid and high peak DHE plasma concentrations that are believed to be associated with adverse side effects. Also revise to clarify whether you share this belief.
Safety and Tolerability, page 96

4. Your disclosure added in response to our prior comment 13 identifies nasal adverse events as the most frequent adverse events reported in connection with STS101 administration.
         Please expand this section to identify all reported adverse events and not just the most frequent ones. In particular, your disclosure should address any reports of nausea and vomiting given your disclosures on pages 2 and elsewhere concerning the key attributes of
         STS101 relative to existing DHE products.
Phase 3 Efficacy Trial, page 101

5. We note your revised disclosure in response to prior comment 16. With reference to
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       You may contact Mark Brunhofer at 202-551-3638 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:      Brian J. Cuneo - Latham & Watkins LLP